EXHIBIT 99.1

PRESS RELEASE


                   Contacts:       Publicis Groupe S.A.

                                   Pierre Benaich              +33 1 4443 65 00
                                   Laurence Rey:               +33 1 4443 70 10


Publicis billings up 65% in the first half of 2001

Paris, August 13, 2001 -- Consolidated billings of Publicis Groupe SA
(NYSE: PUB) rose to (euro)7.54 billion in the first half of 2001 from
(euro)4.57 billion last year, an increase of 65% from the same period of 2000.

This steep rise reflects the contributions of Saatchi & Saatchi and Nelson Communications, both acquired in the second half of 2000.

Net organic growth on a comparable basis and constant exchange rates was 6.3%, compared with a market growth of below 2% for the same period.

Billings by geographic region

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                        (euro) million                  Organic growth
--------------------------------------------------------------------------------
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     Europe                 2,905.2                        + 8.2%
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     North America          3,684.1                        + 5.0%
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     Asia-Pacific             607.5                        + 2.7%
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     Latin America/Other      365.8                        + 7.1%
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     Intra-group              (24.6)
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     Total :                 7,538.0                       + 6.3%
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Key developments in the first half were:

1. Strong growth in specialized agencies and marketing services (SAMS), reflecting:

- the acquisition of The Triangle Group, the leading independent sales promotion agency in the UK

- the acquisition of a controlling interest in Fisch.Meier.Direkt, the number one agency for direct marketing in Switzerland

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- the merger of Global Event System and Publicis Dialog in France, strengthening our offering in total relationship management

- the acquisition of Sanchez & Levitan, a US Hispanic agency, placing Publicis among the top in the fast-growing US market for ethnic communications

- the acquisition of Carre Noir, creating one of the leaders in the design field in France

- significant reinforcement of financial communications both in France, in particular through the recent acquisition of Ecocom, and in the US, where Publicis acquired Fabianne Gershon & Associates and The Hudson Stone Group.


2. Creation of the world's number three media consultancy and buying group

At the end of July, Publicis Groupe SA and Cordiant Communications Group plc announced consolidation of their media consultancy and buying through a new entity, in which Publicis Groupe SA will hold a 75% interest. Advertising Age (July 23, 2001) has ranked the new entity, which brings together the operations of Optimedia and Zenith Media, third in its sector.


3. Growth in new business

In the first half, Publicis Groupe SA ranked number two in the global net new business league (source: CSFB) and its networks won new accounts representing a total of nearly (euro)1.5 billion, including, in particular, those listed below:

Publicis Worldwide: Siemens Corporate, VoiceStream, Iomega, Informix,
ATA Airlines, Lens Express, Ciba Vision and Siebel accounts in the US, Credito Italia in Italy, The Post Office in the UK, Microcell in Canada, Football Club Barcelona in Spain, Novartis in Australia, Korea Telecom and Renault Samsung in Korea.

Saatchi & Saatchi Worldwide: Deutsche Telekom's subsidiary T-Mobile, Guinness in Asia, Adidas in Japan, i-STT in Singapore, Sudameris in Brazil, and a significant increase in business with General Mills in the US.

Fallon Worldwide: United Airlines and Gulfstream Aircraft in the US, and the Ministry of Defence in the UK.

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Optimedia (media consultancy and buying): Vizzavi in Europe, Entertainment
Film Distributors in the UK, Honda in Australia, the Ministry of Finance in the Netherlands, the Ministry of Education in France, Polo Ralph Lauren in Europe, and Kirch Group in Germany.

Information on first-half income for Publicis Groupe SA will be published on September 13 following the meeting of the Supervisory Board.

Maurice Levy, Chairman of the Publicis Groupe SA Executive Management Board (Directoire), comments:

"Despite a generally gloomy economy, and while trends remain uncertain in advertising markets and published forecasts have undergone repeated downward revision, Publicis Groupe SA achieved satisfactory billings in the first half, with total growth of 65% and organic growth of the expanded group of 6.3%. Over the same period, it is estimated that worldwide market growth in the sector was under 2%.

We do not expect any spectacular improvement in the second half, but we believe that advertising spending could pick up again due to some particular segments (retail, cars, fmcg ...). Our aim is to consolidate our strong position and continue to win new accounts to raise our market share. At the same time, we will be pursuing efforts to adapt organization and costs to the business environment. A number of adjustments to our business structures were already made in the first half of this year, in particular in the US, as will be reflected in financial statements for the period. Despite unfavorable economic conditions, Publicis Groupe SA is assured of organic growth well above that of the industry."

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Publicis Groupe SA is the world's sixth largest communications group. It has operations in 102 countries and 170 cities around the world, with more than 20,000 employees.
Publicis Groupe SA includes major advertising networks Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide.
The Group is also the world's third largest force in media buying and consulting with the Optimedia and Zenith Media networks (in partnership with CCG).
Publicis Groupe SA offers a wide range of services in the field of marketing services and specialized agencies (SAMS) including:
o  Marketing services : Publicis Dialog network, The Triangle Group and Frankel
o  Ethnic communications : Burrell, Conill, Publicis Sanchez & Levitan
o Healthcare communications : Nelson Communications Worldwide is the world leader in this sector.

Publicis has also a media sales business in Europe: Media & Regies Europe.

Publicis Groupe SA reported 2000 billings of (euro)15 billion (pro forma), revenues of (euro)2.2 billion and net income (after goodwill) of (euro)157 million.

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